                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              IRONSTONE GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   463228-20-5
                                 (CUSIP Number)

                              Steven N. Machtinger
                          Hambrecht & Quist California
                                 One Bush Street
                             San Francisco, CA 94104
                                 (415) 434-1600
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 29, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box:

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page 14
                                 Total Pages 15

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 2 of 15

================================================================================
    1       Name of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

            IRS Identification No. of Above Person                   94-2856927
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group          (a)   / /

                                                                      (b)   /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                     CALIFORNIA

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Share                                 / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11            50.1*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       CO

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 3 of 15

================================================================================
    1       Name of Reporting Person                      CHASE SECURITIES INC.

            IRS Identification No. of Above Person
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                       DELAWARE

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       CO

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 4 of 15

================================================================================
    1       Name of Reporting Person         HAMBRECHT & QUIST VENTURE PARTNERS

            IRS Identification No. of Above Person                   94-2949080
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                     CALIFORNIA

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       PN

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 5 of 15

================================================================================
    1       Name of Reporting Person            H&Q VENTURES MANAGEMENT CO. LLC

            IRS Identification No. of Above Person
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                       DELAWARE

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       OO

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 6 of 15

================================================================================
    1       Name of Reporting Person                            H&Q VENTURES IV

            IRS Identification No. of Above Person
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                     CALIFORNIA

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       PN

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 7 of 15

================================================================================
    1       Name of Reporting Person           VENTURE ASSOCIATES (BVI) LIMITED

            IRS Identification No. of Above Person
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                        BERMUDA

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       CO

================================================================================

*       See response to Item 5.

CUSIP No. 463228-20-5              SCHEDULE 13D                     Page 8 of 15

================================================================================
    1       Name of Reporting Person                                   HAMQUIST

            IRS Identification No. of Above Person
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group           (a)  / /

                                                                       (b)  /x/


--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       Source of Funds                                                  WC

--------------------------------------------------------------------------------
    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                         / /

--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization                     CALIFORNIA

================================================================================
                                      7   Sole Voting Power                 -0-

          NUMBER OF
           SHARES
        BENEFICIALLY
        OWNED BY EACH
          REPORTING
         PERSON WITH
                                 -----------------------------------------------
                                      8   Shared Voting Power          745,536*

                                 -----------------------------------------------
                                      9   Sole Dispositive Power            -0-

                                 -----------------------------------------------
                                     10   Shared Dispositive Power     745,536*

================================================================================
     11       Aggregate Amount Beneficially Owned by
              Each Reporting Person                                    745,536*

--------------------------------------------------------------------------------
     12       Check Box if the Aggregate Amount in
              Row 11 Excludes Certain Shares                                / /

--------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row 11           50.1%*

--------------------------------------------------------------------------------
     14       Type of Reporting Person                                       PN

================================================================================

*       See response to Item 5.

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment to Schedule 13D relates to the common stock (the "Common Stock") of Ironstone Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Company is located at 9665 Chesapeake Drive, Suite 430, San Diego, California 92123. This Amendment is being filed to report that the parent company of Hambrecht & Quist California is J.P. Morgan Chase & Co., Inc. effective December 29, 2000.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b) & (c) The following information is given with respect to the persons filing this statement:

                  HAMBRECHT & QUIST GROUP ("H&Q Group") is no longer included as a reporting person on this Schedule because it has merged into a subsidiary of J.P. Morgan Chase & Co., Inc. and no longer exists.

                  HAMBRECHT & QUIST CALIFORNIA ("H&Q California") is a California corporation indirectly and wholly owned by J.P. Morgan Chase & Co., Inc., with its principal office at One Bush Street, San Francisco, California 94104. As a result, J.P. Morgan Chase & Co., Inc. may be deemed to beneficially own the securities reported on this Schedule. The directors and executive officers of H&Q California are the following:


                                                                                PRINCIPAL OCCUPATION
NAME                            POSITION           ADDRESS                      (BUSINESS)
----                            --------           -------                      ----------

Daniel H. Case III              Chairman           One Bush Street              Chairman, CEO, JP Morgan H&Q,
                                and CEO            San Francisco, CA 94104      a division of Chase
                                                                                Securities Inc.

Dina Dublon                     Director           c/o Hambrecht & Quist        Chief Financial Officer,
                                                   California                   J.P. Morgan Chase & Co., Inc.
                                                   One Bush Street
                                                   San Francisco, CA 94104

James B. Lee, Jr.               Director           c/o Hambrecht & Quist        Vice Chairman, J.P. Morgan
                                                   California                   Chase & Co., Inc.
                                                   One Bush Street
                                                   San Francisco, CA 94104

William H. McDavid              Director           c/o Hambrecht & Quist        General Counsel. J.P. Morgan
                                                   California                   Chase & Co., Inc.
                                                   One Bush Street
                                                   San Francisco, CA 94104

Steven N. Machtinger            Secretary          One Bush Street              Senior Vice President,
                                                   San Francisco, CA 94104      J.P. Morgan Chase & Co., Inc.


                  CHASE SECURITIES INC. ("Chase Securities" and formerly "Hambrecht & Quist LLC"), an indirect subsidiary of J.P. Morgan Chase & Co., Inc., is a Delaware corporation engaged in the investment banking and securities brokerage businesses, with its principal office at 270 Park Avenue, New York, NY 10017. The directors and executive officers of Chase Securities are the following:


                                                                                PRINCIPAL OCCUPATION
NAME                            POSITION           ADDRESS                      (BUSINESS)
----                            --------           -------                      ----------




Paul W. Brandow                 Director and       Chase Securities Inc.        Same as position
                                Managing           270 Park Avenue
                                Director           New York, NY 10017

James D. Hutter                 Chief Financial    Chase Securities Inc.        Same as position
                                Officer and        270 Park Avenue
                                Director           New York, NY 10017

Jorge V. Jasson                 Senior Vice        Chase Securities Inc.        Same as position
                                President and      270 Park Avenue
                                Director           New York, NY 10017

James B. Lee, Jr.               Director and       Chase Securities Inc.        Same as position
                                Managing           270 Park Avenue
                                Director           New York, NY 10017

Nicholas J. Mannarino           Senior Vice        Chase Securities Inc.        Same as position
                                President and      270 Park Avenue
                                Director           New York, NY 10017

James McGinnis                  Director and       Chase Securities Inc.        Same as position
                                Vice Chairman      270 Park Avenue
                                New York, NY 10017

John Steinhardt                 Director and       Chase Securities Inc.        Same as position
                                Managing           270 Park Avenue
                                Director           New York, NY 10017


                  HAMBRECHT & QUIST VENTURE PARTNERS ("H&Q Venture Partners"), is a California limited partnership formed in 1984 to manage venture capital funds with its principal office at One Bush Street, San Francisco, California 94104. The general partners of H&Q Venture Partners are H&Q California and H&Q Ventures Management Co. LLC.

                  H&Q VENTURES MANAGEMENT CO. LLC is a Delaware limited liability company formed in 1998 to serve as one of the general partners of H&Q Venture Partners. Its sole member and manager is William Easterbrook, whose principal occupation is serving as Advisory Director of H&Q Venture Partners.

                  H&Q VENTURES IV is a California limited partnership formed in 1984 to make venture capital investments with principal offices at One Bush Street, San Francisco, California 94104. The general partner is H&Q Venture Partners (described above).

                  VENTURE ASSOCIATES (BVI) LIMITED ("Venture Associates") is a British Virgin Islands corporation formed in 1969 with principal offices at Burnaby Building, P.O. Box HM 1368, Hamilton HM FX, Bermuda. H&Q Venture Partners currently acts as investment manager for Ventures Associates.

                  HAMQUIST is a California limited partnership formed in 1982 for the purpose of allowing employees and others connected with H&Q California to make venture capital investments on a pooled basis. Its principal office is at One Bush Street, San Francisco, California 94104. The general partner is H&Q California.

                  (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All individuals referred to above are United States citizens unless otherwise indicated.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of funds used to purchase the Common Stock described herein was in each case the working capital of the acquiring entity.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The reporting persons purchased the securities of the Issuer to obtain or to increase their respective equity interests in the Issuer. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions.

                  Except as set forth above, the reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:

                  (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Company;

                  (e) any other material change in the Company's business or corporate structure;

                  (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

                  (i)      any action similar to those enumerated above.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.


                  (a) & (b) Reference is made to Items 7-11 and 13 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2000, as of September 30, 2000, there were 1,487,870 shares of Common Stock issued and outstanding as of a recent date. The following persons directly own the following shares of Common Stock:



                                                                   COMMON STOCK
PERSON                                                            DIRECTLY OWNED
------                                                            --------------

H&Q California                                                           242,904

Chase Securities                                                           8,252


H&Q Venture Partners                                                     128,875

H&Q Ventures IV                                                          131,989

Venture Associates                                                       230,965

Hamquist                                                                   2,551
                                                                        --------

               TOTAL                                                     745,536
                                                                         =======

                  Voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons. Accordingly, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities, in which case each reporting person would be deemed to have beneficial ownership of an aggregate of 745,536 shares of Common Stock, which is 50.1% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act). Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                  Under the definition of "beneficial ownership" in Rule 13d-3 under the Exchange Act, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                  The reporting persons are not aware of any other persons named in Item 2 above who beneficially own any shares of Common Stock of the Issuer. The reporting persons believe that William R. Hambrecht is the beneficial owner of 346,754 shares of Common Stock, representing 23.3% of the outstanding Common Stock. Although Mr. Hambrecht is not named in Item 2 above, he was previously affiliated with the reporting persons, including as a director and officer of H&Q California and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 6, 1998. Accordingly, Mr. Hambrecht is not a beneficial owner of the securities reported in this Schedule 13D.

                  (c) During the past 60 days, the reporting persons did not effect any transactions in the Issuer's securities.

               (d)Not applicable.

               (e)Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  None of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (a)Joint Filing Undertaking.

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2001



HAMQUIST                                H&Q VENTURES MANAGEMENT CO. LLC



By:  /s/ Jackie A. Berterretche         By:  /s/ Jackie A. Berterretche
     ----------------------------            ----------------------------
       Jackie A. Berterretche                  Jackie A. Berterretche
       Attorney-in-Fact                        Attorney-in-Fact


HAMBRECHT & QUIST CALIFORNIA            H&Q VENTURES IV


By:  /s/ Steven N. Machtinger           By:  /s/ Jackie A. Berterretche
     ----------------------------            ----------------------------
     Steven N. Machtinger                      Jackie A. Berterretche
     General Counsel                           Attorney-in-Fact


CHASE SECURITIES INC.
                                        VENTURE ASSOCIATES (BVI) LIMITED


By:  /s/ Steven N. Machtinger           By:  /s/ Jackie A. Berterretche
     ----------------------------            ----------------------------
       Steven N. Machtinger                    Jackie A. Berterretche
       Managing Director                       Attorney-in-Fact


HAMBRECHT & QUIST VENTURE
PARTNERS


By:  /s/ Jackie A. Berterretche
     ----------------------------
       Jackie A. Berterretche
       Attorney-in-Fact


                                  EXHIBIT INDEX

Exhibit 1                                  Joint Filing Undertaking     Page 15

                                      14